May 17, 2022

VIA EDGAR

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:
AIM Counselor Series Trust (Invesco Counselor Series Trust) (File No. 811-09913); AIM Funds Group (Invesco Funds Group) (File No. 811-01540); AIM Investment Securities Fund (Invesco Investment Securities Funds) (File No. 811-05686); AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 811-07890); AIM Sector Funds (Invesco Sector Funds) (File No. 811-03826); AIM Equity Funds (Invesco Equity Funds) (File No. 811-01424); AIM Investment Funds (Invesco Investment Funds) (File No. 811-05426); AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 811-06463); AIM Growth Series (Invesco Growth Series) (File No. 811-02699); AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File No. 811-07452); Invesco Exchange Fund (File No. 811-02611) (each, an “OEF Registrant” and collectively, the “OEF Registrants”) and Invesco Advantage Municipal Income Trust II (File No. 811-07868), Invesco Bond Fund (File No. 811-02090), Invesco California Value Municipal Income Trust (File No. 811-07404), Invesco Dynamic Credit Opportunities Fund (File No. 811-22043), Invesco High Income 2023 Target Term Fund (File No. 811-23186), Invesco High Income 2024 Target Term Fund (File No. 811-23251), Invesco High Income Trust II (File No. 811-05769), Invesco Municipal Income Opportunities Trust (File No. 811-05597), Invesco Municipal Opportunity Trust (File No. 811-06567), Invesco Municipal Trust (File No. 811-06362), Invesco Pennsylvania Value Municipal Income Trust (File No. 811-07398), Invesco Quality Municipal Income Trust (File No. 811-06591), Invesco Senior Income Trust (File No. 811-08743), Invesco Trust for Investment Grade Municipals (File No. 811-06471), Invesco Trust for Investment Grade New York Municipals (File No. 811-06537), Invesco Value Municipal Income Trust (File No. 811-06590) and Invesco Senior Loan Fund (File No. 811-05845) (each, an “CEF Registrant” and collectively, the “CEF Registrants” and together, with the OEF Registrants, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants and each respective series of the Registrants listed in Exhibit A, as applicable (each, a “Fund,” and collectively, the “Funds”) this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities Exchange Commission (the “Commission” or “SEC”) to the undersigned on April 8, 2022, with respect to the Registrants’ respective shareholder reports filed on Form N-CSR for the fiscal years ended on the dates listed in Exhibit A, as applicable.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

1.	Comment:
Invesco Peak Retirement 2025 Fund, Invesco Peak Retirement 2030 Fund, Invesco Peak Retirement 2035 Fund and Invesco Peak Retirement 2040 Fund disclose the Bloomberg U.S. Aggregate Bond Index as each Fund’s broad-based benchmark index.  The Staff notes that over 50% of the underlying funds of such Invesco Peak Retirement Funds appear to be equity funds.  Please explain why the Bloomberg U.S. Aggregate Bond Index is an appropriate benchmark index for such Invesco Peak Retirement Funds in light of the Funds’ significant exposure to equities.

Response:
The Registrant believes the Bloomberg U.S. Aggregate Bond Index is an appropriate broad-based securities market index for the Invesco Peak Retirement 2025 Fund, Invesco Peak Retirement 2030 Fund, Invesco Peak Retirement 2035 Fund and Invesco Peak Retirement 2040 Fund (herein, the “Funds”) for purposes of comparing performance.  Form N-1A defines an appropriate broad-based securities market index as one administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.[1]  The Commission has described such an index as “one that provides investors with a performance indicator of the overall applicable stock or bond markets, as applicable,” while also stating that a fund would have “considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”[2]  The Registrant believes the Bloomberg U.S Aggregate Bond Index meets the Form N-1A definition and is also one that provides investors in the Funds with a performance indicator of a relevant overall market.  The Funds are designed for investors expecting to retire in each Fund’s respective specified year in its name and/or begin to withdraw their retirement assets around that year.  While each Fund had exposure to more than 50% in underlying equity funds as of the most recent fiscal year end, each Fund’s portfolio also had significant exposure to non-equity funds, i.e., significantly in fixed income, as well as alternative and/or money market funds.  Each Fund’s principal investment strategy indicates in its prospectus that the Fund “follows a glide path that adjusts the combination of underlying funds to generally become more conservative over time, until the Fund reaches its destination point, which is approximately 15 years after the target retirement date stated in the Fund’s name.”  As investors’ appetite for risk tends to decline as they get closer to their specified target retirement date for these Funds – and the Funds’ portfolios gradually become more conservative - the Registrant believes it is reasonable to compare the Funds’ performance against a benchmark that represents the more conservative U.S. investment-grade, fixed income market.

Importantly, we emphasize that the Funds also compare their performance against custom, style-specific benchmarks which are blended benchmarks composed of the following indexes: Russell 3000 Index, MSCI EAFE Index and the Bloomberg U.S. Aggregate Bond Index. The Registrant believes the full performance presentation meets the N-1A requirement, provides investors with a comprehensive picture regarding how each Fund’s performance compares against relevant indices, and is practically relevant and useful.

2.	Comment:	Invesco Convertible Securities Fund appears to disclose convertible securities held by the Fund as Level 1 per the GAAP hierarchy and as referenced in Note 1

1 N-1A Item 27(b)(7), Instruction 5.
2 Tailored Shareholder Reports, Treatment of Annual Prospectus Updates for Existing Investors, and Improved Fee and Risk Disclosure for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Rel. No. 33-10814 (Aug. 5, 2020).

to the Financial Statements. Please explain how these convertible securities were determined to be Level 1.

Response:
The Registrant notes that, as of December 31, 2021, a majority of the Fund’s portfolio, specifically $1,047,730,846, was comprised of securities that were determined to be Level 2 per the GAAP hierarchy.  The convertible securities held by the Fund were assigned as Level 2 due to the prices being determined using other significant observable inputs.  The Level 1 securities held by the Fund were primarily preferred stocks and money market funds which are listed on an exchange and the quoted prices are readily available. The Registrant has reviewed the language in Note 1 to the Financial Statements and will remove the parenthetical exception-based reference regarding convertible securities going forward.

3.	Comment:
Invesco Convertible Securities Fund holds zero coupon convertible bonds with a 0.00% interest rate. Please explain the accounting for these instruments, including how portions of the discount are determined to be associated with the equity and fixed income components of the instrument.

Response:
Zero coupon convertible bonds do not accrue interest but do amortize and/or accrete premiums and discounts until call/conversion date. Upon conversion date, a new cusip and holding will be received by the Fund at which time it will be accounted for as an equity instrument.

4.	Comment:
Invesco Global Core Equity Fund recorded a non-cash dividend of $579,721 in its Statement of Operations for the fiscal year ended December 31, 2021.  Please discuss the nature of this income (for example, is it warrants, rights, etc.).

Response:
This was the result of a special dividend paid by Constellation Software Inc. in the form of a dividend-in-kind of subordinate voting shares of Topicus.com for each common share of Constellation Software Inc. held on December 28, 2020 in connection with the acquisition by Constellation Software Inc. of 100% of the shares of Topicus.com.

5.	Comment:
The disclosure in various annual reports provided in accordance with Accounting Standards Codification No. 815 (Derivatives and Hedging) indicates that notional value was used to determine the fair valuation of certain derivatives but does not indicate the frequency with which such value was determined.  Please consider adding in future shareholders reports the frequency of such determinations (e.g. daily, monthly, etc.).

Response:
The Registrants believe that the shareholder reports comply with Accounting Standards Codification No. 815 (Derivatives and Hedging) requirements of disclosure and that the current disclosure provides sufficient information to shareholders. The Registrants believe that including additional data points in the already lengthy disclosure may be confusing to shareholders, and therefore respectfully decline to make the change at this time.

6.	Comment:
Invesco Oppenheimer V.I. International Growth Fund held a preferred interest in Zee Entertainment Enterprises Ltd. (“Zee”) as of December 31, 2021 with a par value of $599,541 and cost of $0.  Please discuss: 1) how the preferred holding was acquired and why no cost was assigned to it; and 2) why it was determined to be Level 1 per the GAAP hierarchy.

	Response:	These are “Preference Shares” awarded by Zee to equity shareholders as a bonus at no cost to the equity shareholders and not purchased in the open market, hence zero cost. The security is valued as Level 1 because the security was readily available and priced on the Bombay Stock Exchange (BSE).

7.	Comment:
For Funds that have a wholly-owned subsidiary (“Subsidiary”) organized under the laws of the Cayman Islands, please consider disclosing the percentage of net assets held in the Subsidiary and related current value rather than, or in addition to, the maximum percentage amount that could be invested in the Subsidiary.

Response:
The Registrants believe that the current disclosure complies with applicable requirements and provides sufficient information to shareholders. The Registrants fully consolidate the Subsidiary financial statements with the Fund’s financial statements and believe that including additional information about the Subsidiary may be confusing to shareholders, and therefore respectfully decline to make the change at this time.

8.	Comment:
Please confirm whether Invesco Multi-Asset Income Fund and Invesco Income Advantage International Fund present equity-linked notes (“ELNs”) by issuer or underlying reference asset in the Schedule of Investments. If ELNs are presented by issuer, consider adding underlying reference asset in future shareholder reports.

Response:
The Registrants confirm that ELNs currently reference the issuer and not the underlying reference asset in the shareholder reports.  For future shareholder reports, the underlying reference asset will be included in the ELN security description on the Schedule of Investments.

9.	Comment:
The registration statements for certain Funds were supplemented to add risk disclosure regarding Chinese variable interest entities (“VIEs”). Please explain why some Funds with exposure to China were not supplemented.

Response:
The Registrants confirm that risk disclosure regarding Chinese VIEs was added to all Funds with exposure to China.  For some Funds, the disclosure was incorporated into a Fund’s registration statement during its annual update as the timing of the supplement coincided with such Funds’ annual updates.

10.	Comment:
Invesco Equally Weighted S&P 500 Fund’s financial statements for the prior fiscal year ended August 31, 2020, include the effect of an Adviser pay-in for an economic loss as a result of a delay in rebalancing to the index that occurred on April 24, 2020.  Please discuss: 1) how the error was detected and procedures put in place to mitigate re-occurrence; and 2) whether the error resulted in a net asset value (“NAV”) error and remediation to shareholders.

Response:
On April 24, 2020, S&P rebalanced the S&P 500 Equal Weight Index (the “S&P 500 EW Index”); such rebalancing had previously been scheduled for March 31, 2020 but was postponed due to market volatility and other circumstances surrounding the coronavirus pandemic.  The Fund’s portfolio managers did not realize the S&P 500 EW Index was rebalanced until April 29, 2020, at which time they promptly rebalanced the Fund’s portfolio accordingly.

Shortly after the rebalancing error was identified, the Fund’s investment team implemented internal control and process enhancements designed to prevent the re-occurrence of the error.

The Adviser decided to transition management of the Fund from the existing team to the investment team in Invesco Capital Management LLC’s (“ICM”) ETFs and Indexed Strategies Group. This change was effective on July 13, 2020.

Upon assuming management of the Fund, ICM’s investment team immediately implemented its standard index fund management procedures and added the

Fund to its proprietary platform. ICM’s investment team has successfully rebalanced the Fund since assuming responsibility for its management.

Finally, the Adviser’s Investment Risk Management team has enhanced its process for daily monitoring of active/excess returns and tracking error in passive funds.

In addition to the trade error Adviser pay-in, Invesco remediated the Fund and certain shareholders who transacted in the Fund during the period consistent with the provisions of the Fund’s NAV Error Correction Policy.

11.	Comment:	Certain Funds that hold Arkansas River Power Authority bonds disclose such bonds as issued by the state of Arkansas. Please correct this in future shareholder reports.

	Response:	The Registrants confirm that future shareholder reports will remove the reference indicating such bonds are issued by the state of Arkansas.

12.	Comment:
The annual reports for the fiscal year ended February 28, 2021 for Invesco Senior Income Trust and Invesco Senior Loan Fund indicate that the Funds hold unfunded commitments.  Please explain how the Funds account for realized/unrealized appreciation of such instruments.

Response:
Effective with the August 31, 2021 reporting cycle, Invesco updated the disclosures for unfunded loan commitments. Unfunded loan commitments are shown as a holding in the Schedule of Investments and reflected as a liability on the Statement of Assets and Liabilities for the fair market value.  The notes to the financial statements disclose the commitment amount as well as the unrealized appreciation (depreciation) associated with each unfunded position.

13.	Comment:
Certain Funds hold to-be-announced (“TBA”) securities and mortgage dollar rolls. Consider breaking out receivables and payables related to these instruments on the Statement of Assets and Liabilities so as to distinguish between TBA securities, mortgage dollar rolls and other securities sold.

Response:
The Registrants believe that the current disclosure meets applicable requirements.  Nonetheless, the disclosure will be enhanced in future shareholder reports to include the requested break-out of receivables and payables related to TBAs and mortgage dollar rolls on the Statement of Assets and Liabilities.

14.	Comment:
For Invesco High Yield Fund, Invesco Senior Loan Fund and Invesco Senior Income Trust, please confirm that income from payment in-kind securities is less than 5% for the fiscal year ended February 28, 2021.  Please disclose income from payment in-kind securities separately in future shareholder reports when such income exceeds 5%.

Response:
The Registrants confirm that all three of the Funds’ payment in-kind Income was less than 5% of total investment income for the fiscal year ended February 28, 2021.  It is the Funds’ policy to report the income separately as required by Regulation S-X 210.6-08.

15.	Comment:
PwC’s independent auditor report included in Invesco Advantage International Fund’s October 31, 2021 annual report references the 2018 financial statements of Oppenheimer Total Return Bond Fund.  This does not seem to be the correct predecessor fund of the Fund. Please consider whether an amendment to the N-CSR is appropriate.

	Response:	The Registrant has determined to amend the Fund’s N-CSR to include a revised independent auditor report from PwC with the correct predecessor fund referenced.

16.	Comment:
The Staff notes different disclosure in the various Funds’ shareholder reports related to zero coupon bonds.  Please supplementally discuss the Registrants’ disclosure policy related to zero coupon bonds.

Response:
The disclosure policy on US Treasury Bills is to disclose the discount rate at the time of purchase by the Fund and include a footnote to the Schedule of Investments stating that the security is traded on a discount basis and the interest rate shown represents the discount rate at the time of purchase by the Fund.  For Corporate Bonds and Municipal Bonds, the interest rate shown is the rate at the end of the reporting period and includes a footnote to the Schedule of Investments stating that it is a zero coupon bond issued at a discount.

17.	Comment:
Invesco Global Allocation Fund holds catastrophe bonds that are zero coupon.  Please supplementally discuss the accounting of these bonds and highlight any differences from traditional zero coupon bonds from an accounting policy perspective.

Response:
Invesco Global Allocation Fund holds sidecar investments otherwise known as Catastrophe Linked Bonds/Notes. The catastrophe bonds do not accrue interest or amortize discount and/or premiums.  In the event of a catastrophic incident, proceeds may be received by the Fund and are recorded to income.  A zero coupon bond does not accrue interest but it does amortize original bond discount and premiums.

18.	Comment:
Invesco Advantage International Fund underwent a strategy change effective February 28, 2020 at which time the Fund shifted from a global to an international focus, among other changes.  Per the Fund’s October 31, 2021 annual report, it appears that there was a significant redemption from the Fund’s Class A shares.  Please supplementally discuss the impact of the redemption to the Fund, including any notable impact on performance or gross expenses and whether such redemption was related to the Fund’s change in strategy.

Response:
The Registrant confirms that the significant redemption from the Fund’s Class A shares was unrelated to the strategy change.  Due to the decrease in net assets of the Fund resulting from the redemption, the average net assets for the year which is used to calculate the expense ratios also decreased and as a result caused an increase in the Fund’s gross expense ratio. However, the Fund had expense limitation arrangements in place and therefore there was no impact to the Fund’s net expense ratio. The significant redemption and the liquidation of the Fund’s wholly owned subsidiary in 2020 resulted in increased trading activity and an increase to the Fund’s portfolio turnover.  The Registrant notes that the Fund’s annual report for the period ended October 31, 2020 includes a discussion of the Fund’s repositioning in the Management’s Discussion of Fund Performance.

Please do not hesitate to contact me at 713-214-4345 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Adrien Deberghes
Adrien Deberghes
Principal Financial Officer, Treasurer and Vice President of the Registrants

cc:	Kelli Gallegos Sheri Morris Taylor Edwards Patricia Jones Mena Larmour

EXHIBIT A

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-02090	INVESCO BOND FUND		N/A	2/28/2021
811-05597	INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST		N/A	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000027851	Invesco Corporate Bond Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000010736	Invesco Global Real Estate Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000000253	Invesco Government Money Market Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000000243	Invesco High Yield Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000000251	Invesco Income Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000064667	Invesco Intermediate Bond Factor Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000000255	Invesco Real Estate Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000000252	Invesco Short Duration Inflation Protected Fund	2/28/2021
811-05686	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	S000000256	Invesco Short Term Bond Fund	2/28/2021
811-05769	INVESCO HIGH INCOME TRUST II		N/A	2/28/2021
811-05845	INVESCO SENIOR LOAN FUND		N/A	2/28/2021
811-06362	INVESCO MUNICIPAL TRUST		N/A	2/28/2021
811-06471	INVESCO TRUST FOR INVESTMENT GRADE MUNICIPALS		N/A	2/28/2021
811-06537	INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS		N/A	2/28/2021
811-06567	INVESCO MUNICIPAL OPPORTUNITY TRUST		N/A	2/28/2021

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-06590	INVESCO VALUE MUNICIPAL INCOME TRUST		N/A	2/28/2021
811-06591	INVESCO QUALITY MUNICIPAL INCOME TRUST		N/A	2/28/2021
811-07398	INVESCO PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST		N/A	2/28/2021
811-07404	INVESCO CALIFORNIA VALUE MUNICIPAL INCOME TRUST		N/A	2/28/2021
811-07868	INVESCO ADVANTAGE MUNICIPAL INCOME TRUST II		N/A	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064640	Invesco AMT-Free Municipal Income Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064641	Invesco California Municipal Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064634	Invesco Environmental Focus Municipal Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000027866	Invesco High Yield Municipal Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000027868	Invesco Intermediate Term Municipal Income Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064642	Invesco Limited Term California Municipal Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000000172	Invesco Limited Term Municipal Income	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000027869	Invesco Municipal Income Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064639	Invesco New Jersey Municipal Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064637	Invesco Pennsylvania Municipal Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064636	Invesco Rochester Limited Term New York Municipal Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064638	Invesco Rochester Municipal Opportunities Fund	2/28/2021
811-07890	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	S000064635	Invesco Rochester New York Municipals Fund	2/28/2021
811-08743	INVESCO SENIOR INCOME TRUST		N/A	2/28/2021
811-22043	INVESCO DYNAMIC CREDIT OPPORTUNITIES FUND		N/A	2/28/2021
811-23186	INVESCO HIGH INCOME 2023 TARGET TERM FUND		N/A	2/28/2021
811-23251	INVESCO HIGH INCOME 2024 TARGET TERM FUND		N/A	2/28/2021
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000027832	Invesco American Value Fund	4/30/2021

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000027834	Invesco Comstock Fund	4/30/2021
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000064612	Invesco Comstock Select Fund	4/30/2021
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000000161	Invesco Dividend Income Fund	4/30/2021
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000000155	Invesco Energy Fund	4/30/2021
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000027837	Invesco Small Cap Value Fund	4/30/2021
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000000160	Invesco Technology Fund	4/30/2021
811-03826	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	S000027840	Invesco Value Opportunities Fund	4/30/2021
811-09913	AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)	S000027817	Invesco Equally-Weighted S&P 500 Fund	8/31/2021
811-01424	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	S000000277	Invesco Charter Fund	10/31/2021
811-01424	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	S000000281	Invesco Diversified Dividend Fund	10/31/2021
811-01424	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	S000064631	Invesco Main Street All Cap Fund	10/31/2021
811-01424	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	S000064632	Invesco Main Street Fund	10/31/2021
811-01424	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	S000064633	Invesco Rising Dividends Fund	10/31/2021
811-01424	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	S000022173	Invesco Summit Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000025654	Invesco Balanced-Risk Allocation Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000030111	Invesco Balanced-Risk Commodity Strategy Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064702	Invesco Core Bond Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064706	Invesco Developing Markets Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064710	Invesco Discovery Mid Cap Growth Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000000234	Invesco Emerging Markets All Cap Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064707	Invesco Emerging Markets Innovators Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000031988	Invesco Emerging Markets Select Equity Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064696	Invesco Fundamental Alternatives Fund	10/31/2021

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064695	Invesco Global Allocation Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000045037	Invesco Global Infrastructure Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064708	Invesco Global Strategic Income Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000043330	Invesco Global Targeted Returns Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000008408	Invesco Greater China Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000000235	Invesco Health Care Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000064709	Invesco International Bond Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000038362	Invesco Macro Allocation Strategy Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000035024	Invesco Multi-Asset Income Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000060015	Invesco U.S. Managed Volatility Fund	10/31/2021
811-05426	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	S000008410	Invesco World Bond Factor Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000064626	Invesco Advantage International Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000000226	Invesco Asia Pacific Growth Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000000227	Invesco European Growth Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000064624	Invesco Global Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000000229	Invesco Global Growth Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000064625	Invesco Global Opportunities Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000000231	Invesco International Core Equity Fund	10/31/2021

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000064627	Invesco International Equity Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000000230	Invesco International Growth Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000052140	Invesco International Select Equity Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000064623	Invesco International Small-Mid Company Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000054632	Invesco MSCI World SRI Index Fund	10/31/2021
811-06463	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	S000064628	Invesco Oppenheimer International Growth Fund	10/31/2021
811-01540	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	S000000212	Invesco European Small Company Fund	12/31/2021
811-01540	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	S000000213	Invesco Global Core Equity Fund	12/31/2021
811-01540	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	S000000214	Invesco International Small Company Fund	12/31/2021
811-01540	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	S000000218	Invesco Small Cap Equity Fund	12/31/2021
811-02611	INVESCO EXCHANGE FUND	S000012144	N/A	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000064645	Invesco Active Allocation Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000027855	Invesco Convertible Securities Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000000473	Invesco Income Advantage International Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000010731	Invesco Income Allocation Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000071459	Invesco Peak Retirement 2010 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060028	Invesco Peak Retirement 2015 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060032	Invesco Peak Retirement 2020 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060033	Invesco Peak Retirement 2025 Fund	12/31/2021

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060034	Invesco Peak Retirement 2030 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060035	Invesco Peak Retirement 2035 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060036	Invesco Peak Retirement 2040 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060037	Invesco Peak Retirement 2045 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060038	Invesco Peak Retirement 2050 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060039	Invesco Peak Retirement 2055 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060029	Invesco Peak Retirement 2060 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060030	Invesco Peak Retirement 2065 Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000060031	Invesco Peak Retirement Destination Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000027862	Invesco Quality Income Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000064647	Invesco Select Risk: Conservative Investor Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000000465	Invesco Select Risk: Growth Investor Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000064646	Invesco Select Risk: High Growth Investor Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000064648	Invesco Select Risk: Moderate Investor Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000011250	Invesco Select Risk: Moderately Conservative Investor Fund	12/31/2021
811-02699	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	S000000476	Invesco Small Cap Growth Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064662	Invesco Oppenheimer V.I. International Growth Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027890	Invesco V.I. American Franchise Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027881	Invesco V.I. American Value Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000030663	Invesco V.I. Balanced-Risk Allocation Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064654	Invesco V.I. Capital Appreciation Fund	12/31/2021

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027872	Invesco V.I. Comstock Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064657	Invesco V.I. Conservative Balanced Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000203	Invesco V.I. Core Equity Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000205	Invesco V.I. Core Plus Bond Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064658	Invesco V.I. Discovery Mid Cap Growth Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027871	Invesco V.I. Diversified Dividend Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027889	Invesco V.I. Equally-Weighted S&P 500 Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027873	Invesco V.I. Equity and income fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027875	Invesco V.I. Global Core Equity Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064660	Invesco V.I. Global Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000187	Invesco V.I. Global Real Estate Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064661	Invesco V.I. Global Strategic Income Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000185	Invesco V.I. Government Money Market Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000179	Invesco V.I. Government Securities Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000027877	Invesco V.I. Growth and Income Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000193	Invesco V.I. Health Care Fund	12/31/2021

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000181	Invesco V.I. High Yield Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000182	Invesco V.I. International Growth Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064663	Invesco V.I. Main Street Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000184	Invesco V.I. Main Street Mid Cap Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064664	Invesco V.I. Main Street Small Cap Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000188	Invesco V.I. Small Cap Equity Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000000196	Invesco V.I. Technology Fund	12/31/2021
811-07452	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	S000064656	Invesco V.I. U.S. Government Money Portfolio	12/31/2021